As filed with the Securities and Exchange Commission on March 20, 2026

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

YIELDSTREET ALTERNATIVE INCOME FUND INC.

(Name of Subject Company (Issuer) AND Filing Person (Offeror))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

William Majeski, Esq.

General Counsel

Yieldstreet Alternative Income Fund Inc.

245 Fifth Avenue, Suite 2100

New York, NY 10016

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Nicole Simon, Esq.

Stradley Ronon Stevens & Young, LLP

100 Park Avenue, Ste. 2000

New York, NY 10017

Tel: (212)812-4137

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

 This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) by Yieldstreet Alternative Income Fund, a Maryland corporation (the “Company”), on February 19, 2026 (the “Schedule TO”) and relates to an offer by the Company to purchase up to 454,503 shares of its issued and outstanding common stock, par value $0.001 per share (the “Shares”) in exchange for cash at a price equal to the net asset value (“NAV”) per Share (the “Purchase Price”) determined as of the close of business on the day the offer expires (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2026 (the “Original Offer to Purchase”), and in the related Letter of Transmittal (including Instructions to the Letter of Transmittal), copies of which were previously filed as exhibits to the Schedule TO, and in the Supplement No. 1 to the Offer to Purchase, dated March 20, 2026 (the “Supplement” and together with the Original Offer to Purchase, the “Offer to Purchase”), a copy of which is filed as Exhibit 99(a)(1)(E) to this Amendment.

This Amendment is being filed in satisfaction of the requirements of Rule 13e-4(c)(1) and (c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment should be read together with the Schedule TO and the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

Item 1 through Item 9 and Item 11.

The Company has determined to extend the Expiration Date of the Offer from 4:00 p.m., Eastern Time, on March 20, 2026, to 4:00 p.m., Eastern Time, on April 6, 2026, unless further extended by the Company. Therefore, Item 1 through Item 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“On March 20, 2026, the Company extended the Expiration Date of the Offer. The Offer was previously scheduled to expire at 4:00 p.m., Eastern Time, on March 20, 2026. The Expiration Date of the Offer has been extended to 4:00 p.m., Eastern Time, on April 6, 2026, unless further extended by the Company. As of 3:00 p.m., Eastern Time on March 20, 2026, 2,873,330 shares of the Company have been validly tendered pursuant to the Offer and not properly withdrawn.

As a result of the extension of the Expiration Date, the determination of the net asset value per Share will be determined as of the close of business on April 6, 2026 (the Expiration Date), unless the Offer is further extended. In addition, as a result of the extension of the Expiration Date, shareholders that tender Shares pursuant to the Offer will not be entitled to receive any dividend or distribution with a record date on or after April 7, 2026.

A press release issued on March 19, 2026 is attached as Exhibit 99(a)(5)(A) to the Schedule TO and incorporated herein by reference. E-mails sent to investors on March 20, 2026, together with a Q&A, are attached as Exhibits 99(a)(5)(B) and 99(a)(5)(C), respectively, to the Schedule TO and incorporated herein by reference.”

Item 6.

Purposes of the Transaction and Plans or Proposals

Proposed Transactions

On March 19, 2026, it was announced that the Company entered into a definitive agreement for Opportunistic Credit Interval Fund (“SOFIX” or the “Acquiring Fund”) to acquire the assets of the Company (the “Asset Acquisition”). SOFIX is managed by Mount Logan Management, LLC (“MLM”), an indirect, wholly-owned subsidiary of Mount Logan Capital, Inc. (“MLCI”), subject to shareholder approval.

In addition to the Asset Acquisition, the Adviser and MLM have entered into a two-year Transition Services Agreement (“TSA”) whereby MLM will receive access to certain books and records of the Company following the closing of the Asset Acquisition (the “Closing”) in exchange for $2 million in cash and $1 million in newly issued common stock of MLCI at Closing, and up to $2 million in aggregate additional cash consideration paid ratably and quarterly over two years subject to certain requirements. The $1 million in newly issued common stock will be subject to lock-up provisions.

MLM also entered into a sub-advisory agreement (“SAA”) to manage certain legacy funds managed by Willow Wealth (the Asset Acquisition, TSA and SAA collectively, the “Transactions”).

It is anticipated that the current Offer will be the last opportunity for you to tender your Shares prior to the Asset Acquisition.

Suspension of Offering of Shares

In light of the proposed Asset Acquisition, the Company has suspended the offering of its shares for sale. The automatic distribution reinvestment plan will continue to operate for shareholders of Company who have elected to participate in the automatic distribution reinvestment plan.

Impact of Quarterly Distribution

In addition, the Board of Directors has authorized a regular quarterly distribution of $0.15 per Share to shareholders of record on March 24, 2026, to be paid on or about March 31, 2026 (the “Distribution”). The payment of a quarterly distribution (whether income or capital gain) has the effect of reducing the Company’s net asset value per Share on the date following the record date by the exact amount of the distribution. The anticipated Distribution will have the effect of a $0.15 reduction in the net asset value per Share of the Company, which will be reflected in the March 25, 2026 net asset value per Share and will therefore impact the net asset value of Shares tendered in connection with this Offer. The most recently calculated net asset value per Share can be found in your Willow Wealth portfolio available at www.willowwealth.com.

In addition to the impact of the anticipated Distribution, shareholders should understand that the net asset value of the Shares tendered in this Offer will likely change between the most recent time net asset value was calculated and communicated to them and the net asset value of the Shares as of the Expiration Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the Purchase Price of such Shares) to reflect the Distribution and other fluctuations in value, and such change could be material. The net asset value per Share as of March 18, 2026 – which does not yet reflect the impact of the anticipated Distribution – was (unaudited) was $9.35.

* * * * *

Accordingly, the information set forth in Item 6 of the Schedule TO is hereby amended and supplemented to include the foregoing information.

Item 12(a).

Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(E)	Supplement No. 1 to the Offer to Purchase, dated March 20, 2026
(a)(5)(A)	Press release issued on March 19, 2026
(a)(5)(B)	E-mail communications sent March 20,2026
(a)(5)(C)	Q&A dated March 20, 2026

Item 12(b).

Filing Fees

Filing Fee Exhibit is filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2026

Yieldstreet Alternative Income Fund Inc.

By:	/s/ Stephen Ferrara
Name:	Stephen Ferrara
Title:	Chief Financial Officer

Exhibit Index

(a)(1)(E)	Supplement No. 1 to the Offer to Purchase, dated March 20, 2026
(a)(5)(A)	Press release issued on March 19, 2026
(a)(5)(B)	E-mail communications sent March 20,2026
(a)(5)(C)	Q&A dated March 20, 2026

Filing Fee Exhibit